UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

——————————

FORM 6-K

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Submission of Audit Report (Shinhan Card)

On March 4, 2025, Shinhan Financial Group disclosed audit reports of Shinhan Card, its wholly-owned subsidiary, for the fiscal year 2024 based on the International Financial Reporting Standards as adopted by the Republic of Korea.

The financial statements with external auditor's report are not yet approved by stockholder's meeting approval process, thus contents are subjected to be changed in the due course of the approval process

Please refer to Exhibit 99.1 and 99.2 for Independent Auditor’s Reports on consolidated and separate financial statements.

Exhibit 99.1 : Independent Consolidated Auditor’s Report of Shinhan Card as of December 31, 2024

Exhibit 99.2 : Independent Separate Auditor’s Report of Shinhan Card as of December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 04, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer